Exhibit B.9: Disclosure regarding code of ethics

CIBC has adopted a Code of Conduct applicable to all its officers, contractors and employees, including CIBC’s Chief Executive Officer, Chief Financial Officer, Chief Accountant and Controller. The Code of Conduct meets the definition of a “code of ethics” (as that term is defined in General Instruction B(9)(b) of the General Instructions to Form 40-F). The Code of Conduct is available on CIBC’s website at http://www.cibc.com/ca/pdf/about/code-of-conduct-en.pdf. No waivers from the provisions of the Code of Conduct were granted in the fiscal year ended October 31, 2014 to the Chief Executive Officer, Chief Financial Officer, Chief Accountant or Controller of CIBC.

Effective November 1, 2013, CIBC adopted amendments to the Code of Conduct to address the following:

•	Contingent Workers and CMTT: The Code was amended to clarify that contingent workers are required to complete the annual Corporate Mandatory Training and Testing (CMTT) requirements unless the contingent worker’s contract is for less than 30 days or an exception has been granted.

•	Outside Activities: Section 4.5.1 of the Code was amended to clarify that the bulleted list of outside activities that require formal approval is not an exhaustive list, and that acting as a party in a client’s estate or tax planning arrangement, e.g., acting as a settlor, donor, or subscriber of shares, is an activity that requires formal approval unless the client is a family member.

In addition to these changes, certain other technical, administrative or non-substantive amendments were made to the Code of Conduct.